Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders of
Crosstex Energy, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-114014) on Form S-8 of Crosstex Energy, Inc. of our reports dated March 14, 2005, with respect to the consolidated balance sheets of Crosstex Energy, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear herein.

KPMG LLP

Dallas, Texas
March 14, 2005